==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC   20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                   DUPONT COMMERCIAL FLOORING SYSTEMS, INC.
                         401(K) AND DUPONT RESIDENTIAL
                      FLOORING SYSTEMS, INC. 401(K) PLAN
                           (FULL TITLE OF THE PLAN)


                         DUPONT FLOORING SYSTEMS, INC.
                       175 TOWNPARK COMMONS - SUITE 400
                           KENNESAW, GEORGIA  30144
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

==============================================================================

                                     INDEX
                                     -----


                                                                       Page(s)
                                                                       -------

Report of Independent Accountants ................................          4

Financial Statements:

  Statement of Net Assets Available for Benefits,
    as of December 31, 1999 and 1998 .............................          5

  Statement of Changes in Net Assets Available for
    Benefits, for the Year Ended December 31, 1999 ...............          6

  Notes to Financial Statements ..................................       7-12

Supplemental Schedule*:

  Schedule I:  Schedule of Assets Held for investment
    Purposes at End of Year ......................................      13-14


                                   EXHIBITS
                                   --------

                Exhibit
                Number                  Description
                -------      ----------------------------------

                   24        Consent of Independent Accountants


                -----------------
                *Supplemental schedule required by section 2520.103-10
                 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, DuPont Flooring Systems, Inc. has duly caused this Annual Report to be signed by the under signed hereunto duly authorized.


                                    DuPont Commercial Flooring Systems 401(k)
                                    Plan and DuPont Residential Flooring
                                    Systems 401(k) Plan

                                    Date:  June 30, 2000

                                    By          /s/ Angela J. Keesey
                                    ------------------------------------------
                                                  Angela J. Keesey
                                                  Benefits Manager

                   DUPONT COMMERCIAL FLOORING SYSTEMS, INC.
                      401(k) PLAN AND DUPONT RESIDENTIAL
                      FLOORING SYSTEMS, INC. 401(k) PLAN


                Financial Statements and Supplemental Schedule
                          December 31, 1999 and 1998



To the Participants and Administrator of the DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (formerly "DuPont Flooring Systems 401(k) Savings Plan").

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (formerly "DuPont Flooring Systems 401(k) Savings Plan") (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial state-ments but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retire-ment Income Security Act of 1974. This supplemental schedule is the responsi-bility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied i the audits of the basic financial state-ments and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Hartford, Connecticut
June 5, 2000

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                Statement of Net Assets Available for Benefits



                                                           December 31,
                                                   ---------------------------
                                                      1999            1998
                                                   -----------     -----------
                    Assets
                    ------

Investments, at Fair Value ...................     $18,491,425     $13,795,108

Receivables:

  Employer Contributions .....................               -          12,881

  Employee Contributions .....................               -         103,763

  Participant Notes ..........................         469,334         266,888
                                                   -----------     -----------
                                                       469,334         383,532
                                                   -----------     -----------
Net Assets Available for Benefits ............     $18,960,759     $14,178,640
                                                   ===========     ===========

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

           Statement Of Changes In Net Assets Available For Benefits


                                                                Year Ended
                                                             December 31, 1999
                                                             -----------------
Additions To Net Assets Attributed To:

  Investment Income:

    Interest ............................................       $   208,059

    Dividends ...........................................             3,541

    Net Appreciation in Fair Value of Investments .......         1,963,824
                                                                -----------
                                                                  2,175,424
                                                                -----------
  Contributions:

    Employer ............................................           487,319

    Employee ............................................         3,339,110
                                                                -----------
                                                                  3,826,429
                                                                -----------

Total Additions .........................................         6,001,853

Deductions From Net Assets Attributed To:

  Benefit Payments ......................................         1,156,316

  Transaction Charge ....................................            10,284

  Participant Notes Receivable Terminated Due to
    Withdrawal of Participant ...........................            41,350
                                                                -----------
Total Deductions ........................................         1,207,950

Change in Forfeiture Reserve, Net .......................           (11,784)
                                                                -----------
Net Increase ............................................         4,782,119

Net Assets Available for Benefits at Beginning of Year ..        14,178,640
                                                                -----------
Net Assets Available for Benefits at End of Year ........       $18,960,759
                                                                ===========

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                         Notes To Financial Statements



1.  Description of Plan
    -------------------
    The following description of the DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (formerly "DuPont Flooring Systems 401(k) Savings Plan") (the "Plan") provides only general information. Participants should refer to the Plan agreements for a more complete description of the Plan's provisions.

    General
    -------
    The Plan is a defined contribution plan established effective July 1, 1995, restated in its entirety effective January 1, 1999 and most recently amended effective October 1, 1999. Nonunion employees of DuPont Commercial Flooring Systems, Inc. and DuPont Residential Flooring Systems, Inc. (the "Company", collectively) become eligible to participate upon completing six months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Effective October 1, 1999, the DuPont Commercial Flooring Systems, Inc. 401(k) Plan was amended to establish the DuPont Residential Flooring Systems, Inc. 401(k) Plan as a division of the Plan.

    Contributions
    -------------
    Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 13 pooled separate accounts and 2 Company stock accounts as investment options for participants. During 1999, the CIGNA Charter Guaranteed Short-Term account, the CIGNA Fidelity Asset Manager Fund, the CIGNA Warburg Pincus Advisor Growth & Income Fund and the CIGNA Warburg Pincus Advisor International Equity Fund were discontinued as investment options. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

    The Company will make a matching contribution in an amount equal to $.20 for each $1.00 contributed by a participant, up to a maximum of 8 percent of the participant's compensation. The Company may also make discretion-ary qualified nonelective contributions. Matching Company contributions are recorded monthly. Discretionary qualified nonelective contributions, if any, are recorded annually.

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                   Notes To Financial Statements - (Cont'd)



    Participant Accounts
    --------------------
    Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Alloca-tions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting
    -------
    Participants are immediately vested in their contributions and the Company's discretionary qualified nonelective contributions plus actual earnings thereon. Vesting in the Company's matching contribution is based on years of service. A participant become 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. If an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

    Payment of Benefits
    -------------------
    On termination of service, a participant may elect to receive either a lump-sum equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distri-butions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

    Participant Notes Receivable
    ----------------------------
    Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.75% for the year ended December 31, 1999).

2.  Summary of Accounting Policies
    ------------------------------
    Method of Accounting
    --------------------
    The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                   Notes To Financial Statements - (Cont'd)



    Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3. "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

    Investment Valuation
    --------------------
    Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general accounts are nonfully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The investments in Company stock accounts are valued at their quoted market price.

3.  Investments
    -----------
    Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                             December 31, 1999
                                                             -----------------
    CIGNA Charter Guaranteed Income Fund
      interest rate, 3.10% .............................        $4,009,400

    CIGNA Fidelity Advisor Growth Opportunities Fund
      units, 50,439 ....................................         3,920,152

    CIGNA Fidelity Contrafund Fund
      unites, 37,343 ...................................         3,568,841

    CIGNA Lifetime 40 Fund
      unites, 96,819 ...................................         1,242,183

    CIGNA Charter Growth & Income Fund
      unites, 229,018                                            3,119,221

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                   Notes To Financial Statements - (Cont'd)



    Investment Performance
    ----------------------
    During 1999, the Plan's investments (including dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,175,424 as follows:

                                                                Year Ended
                                                             December 31, 1999
                                                             -----------------
    General Account:
      CIGNA Charter Guaranteed Short-Term Account ........      $      132
      CIGNA Charter Guaranteed Income Fund ...............         181,302
                                                                ----------
                                                                   181,434
    Pooled Separate Accounts:
      CIGNA Fidelity Asset Manager Fund ..................           2,475
      CIGNA Fidelity Advisor Growth Opportunities Fund ...         117,846
      CIGNA Fidelity Contrafund Fund .....................         657,057
      CIGNA Warburg Pincus Advisor Growth & Income Fund ..          36,709
      CIGNA Warburg Pincus Advisor International Equity
        Fund .............................................          17,979
      CIGNA Lifetime 20 Fund .............................           5,650
      CIGNA Lifetime 30 Fund .............................           2,893
      CIGNA lifetime 40 Fund .............................         186,581
      CIGNA Lifetime 50 Fund .............................             712
      CIGNA Lifetime 60 Fund .............................             196
      CIGNA Charter Corporate Bond Fund ..................            (469)
      CIGNA Charter Growth & Income Fund .................         480,991
      CIGNA Charter Large Company Stock Index Fund .......          38,386
      CIGNA Charter Foreign Stock II Fund ................         141,833
      CIGNA INVESCO Dynamics Fund ........................         102,092
      CIGNA Janus Worldwide Fund .........................         147,465
                                                                ----------
                                                                 1,938,396
    Company Stocks:
      DuPont Common Stock ................................          29,000
      Conoco Common Stock ................................             (31)
                                                                ----------
                                                                    28,969

    Participant Notes Receivable .........................          26,625
                                                                ----------
      Net Increase .......................................      $2,175,424
                                                                ==========

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                   Notes To Financial Statements - (Cont'd)



4.  Investment Contracts With Insurance Company
    -------------------------------------------
    The Plan participates in contracts with CG Life via investments in the CIGNA Charter Guaranteed Income Fund and CIGNA Charter Guaranteed Short-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rates specified in the contract which was 5.20 percent for the year ended December 31, 1999, net of asset charges. For the Plan's investment in the CIGNA Charter Guaranteed Short-Term Account, the Plan is credited with interest at a yield which averaged 3.10 percent for the year ended December 31, 1999, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund and CIGNA Charter Guaranteed Short-Term Account are included in the financial statements at fair value which, principally because of the periodic rates reset process, approxi-mates contract value.

5.  Related-Party Transactions
    --------------------------
    Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and, as such, transactions with the trustee qualify as part-in-interest transactions. Personnel and facilities of the Company, have been used to perform administrative functions for the Plan at no charge to the Plan. (In addition, the Plan holds shares of E. I. du Pont de Nemours & Co. Inc., the Plan Sponsor, which also qualifies as a party-in-interest.

6.  Plan Termination
    ----------------
    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Tax Status
    ----------
    The Company has adopted a CG Life prototype plan which has been deter-mined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

                   Notes To Financial Statements - (Cont'd)



 8.  Reconciliation Of Plan Financial Statements To The Form 5500
     ------------------------------------------------------------
     Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

 9.  Forfeitures
     -----------
     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $53,349 at December 31, 1999 is available to offset contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agree-ment. In 1999 Company cash contributions were offset by $94 from forfeited nonvested accounts.

10.  Subsequent Event
     ----------------
     Effective February 1, 2000, the plan was amended to change the name to DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan.

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

              Schedule H (Part IV) Form 5500 - Schedule of Assets
                  Held For Investment Purposes at End of Year
                               December 31, 1999

                                                        Supplemental Schedule
                                                                   Schedule I


                (b)                        (c)               (d)       (e)
                                      Description of
                                   Investment Including
        Identity of Issuer,      Maturity Date, Rate of
        Borrower, Lessor, or     Interest, Collateral,               Current
(a)        Similar Party          Par or Maturity Value     Cost      Value
---   ------------------------   ------------------------   -----   ----------

 *    Connecticut General Life   CIGNA Charter Guaranteed   N/A**   $4,009,400
        Insurance Company          Income Fund

 *    Connecticut General Life   CIGNA Fidelity Advisor     N/A**    3,920,152
        Insurance Company          Growth Opportunities
                                   Fund

 *    Connecticut General Life   CIGNA Fidelity Contra-     N/A**    3,568,841
        Insurance Company          fund Fund

 *    Connecticut General Life   CIGNA Lifetime 20 Fund     N/A**       36,861
        Insurance Company

 *    Connecticut General Life   CIGNA Lifetime Fund        N/A**       24,876
        Insurance Company

 *    Connecticut General Life   CIGNA Lifetime 40 Fund     N/A**    1,242,183
        Insurance Company

 *    Connecticut General Life   CIGNA Lifetime 50 Fund     N/A**        9,370
        Insurance Company

 *    Connecticut General Life   CIGNA Lifetime 60 Fund     N/A**        5,412
        Insurance Company

 *    Connecticut General Life   CIGNA Charter Corporate    N/A**       45,870
        Insurance Company          Bond Fund

 *    Connecticut General Life   CIGNA Charter Growth &     N/A**    3,119,221
        Insurance                  Income Fund


--------------------------
 *Indicates an identified person known to be a party-in-interest to the Plan. **Cost information has been omitted for participant directed investments.

             DUPONT COMMERCIAL FLOORING SYSTEMS, INC. 401(k) PLAN
           AND DUPONT RESIDENTIAL FLOORING SYSTEMS, INC. 401(k) PLAN

              Schedule H (Part IV) Form 5500 - Schedule of Assets
                  Held For Investment Purposes at End of Year
                               December 31, 1999

                                                        Supplemental Schedule
                                                                   Schedule I
                                  (Continued)


                (b)                        (c)               (d)       (e)
                                      Description of
                                   Investment Including
        Identity of Issuer,      Maturity Date, Rate of
        Borrower, Lessor, or     Interest, Collateral,               Current
(a)        Similar Party          Par or Maturity Value     Cost      Value
---   ------------------------   ------------------------   -----   ----------
 *    Connecticut General Life   CIGNA Charter Large        N/A**   $  377,538
        Insurance Company          Company Stock Index
                                   Fund

 *    Connecticut General Life   CIGNA Charter Foreign      N/A**      694,637
        Insurance Company          Stock II Fund

 *    Connecticut General Life   CIGNA INVESCO Dynamics     N/A**      470,126
        Insurance Company          Fund

 *    Connecticut General Life   CIGNA Janus Worldwide      N/A**      514,665
        Insurance Company          Fund

 *    National Financial         Conoco Common Stock        N/A**        1,741
        Services Corporation

 *    National Financial         DuPont Common Stock        N/A**      450,532
        Services Corporation

 *    Plan Participants          Participant Notes          N/A**      469,334
                                   Receivable



--------------------------
 *Indicates an identified person known to be a party-in-interest to the Plan. **Cost information has been omitted for participant directed investments.

                                  EXHIBIT 24



                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-44362) of DuPont Flooring Systems, Inc. of our report dated June 5, 2000 relating to the financial statements of the DuPont Commercial Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP
Hartford, Connecticut
September 1, 2000